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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                          Monmouth Capital Corporation
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                               (Name of Issuer)

                            Common Stock ($1.00 Par)
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                        (Title of Class of Securities)

                                  609524-10-3
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                                (CUSIP Number)

              Mitchell Partners, a California Limited Partnership,
                     c/o James E. Mitchell, General Partner
    611 Anton Boulevard, Suite 1110, Costa Mesa, CA 92626 (Ph. 714-432-5300)
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                Voluntary Filing
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)

                              (Page 1 of 6 Pages)
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CUSIP No.   609524-10-3         SCHEDULE 13D   Page     2    of     6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                Mitchell Partners, a California limited partnership
                James E. Mitchell
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]
                James E. Mitchell is the sole general partner of
                Mitchell Partners, a California limited partnership
                with sole control over all matters relating to
                investment and voting control.
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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*

                Working capital of Mitchell Partners (WC)
                Personal funds of James E. Mitchell (PF)
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                Mitchell Partners - California
                James E. Mitchell - California
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                       (7)     Sole Voting Power
  Number of                    Mitchell Partners - 70,991
   Shares                      James E. Mitchell - 4,690
 Beneficially                  (James E. Mitchell has sole voting power
  Owned by                     as to all shares)
    Each               --------------------------------------------------------
  Reporting            (8)     Shared Voting Power
 Person With                   Not applicable
                       --------------------------------------------------------
                       (9)     Sole Dispositive Power
                               Mitchell Partners - 70,991
                               James E. Mitchell - 4,690
                               (James E. Mitchell has sole dispositive power
                               as to all shares)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               Not applicable
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
              Mitchell Partners - 70,991 (4.83% of total shares outstanding of 1,470,286)
              James E. Mitchell - 4,690 (0.32% of the total shares outstanding of 1,470,286)
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
              Mitchell Partners - 70,991 (4.83% of total shares outstanding of 1,470,286)
              James E. Mitchell - 4,690 (0.32% of the total shares outstanding of 1,470,286)
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 (14)     Type of Reporting Person*
              Mitchell Partners - Limited Partnership (PN)
              James E. Mitchell - Individual (IN)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No.   609524-10-3         SCHEDULE 13D   Page     3    of     6     Pages
         ---------------------                       --------    --------

ITEM 1. SECURITY AND ISSUER.

The securities that are the subject of this statement consist of common stock ($1.00 par value) of Monmouth Capital Corporation (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

                Monmouth Capital Corporation
                Midlantic National Bank Building
                125 Wyckoff Road
                P.O. Box 335
                Eatontown, New Jersey
                Attention: Corporate Secretary

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed on behalf of Mitchell Partners, Ltd., a California limited partnership, and James E. Mitchell.

        (b) The business address of Mitchell Partners and James E. Mitchell is:

                James E. Mitchell
                Mitchell Partners, Ltd.
                611 Anton Boulevard, Suite 1110
                Costa Mesa, California 92626

        (c)     (1)     The principal business of Mitchell Partners, Ltd. is in
securities investment. Mitchell Partners, Ltd. is not an operating company, and it has no subsidiaries.

                (2) The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of Mitchell Partners, Ltd.

        (d) Neither Mitchell Partners, Ltd. nor James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither Mitchell Partners, Ltd. nor James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No.   609524-10-3         SCHEDULE 13D   Page     4    of     6     Pages
         ---------------------                       --------    --------

        (f)     (1)     Mitchell Partners, Ltd. is a California limited
partnership with its principal executive offices in California. James E. Mitchell is the sole general partner of Mitchell Partners, Ltd.

                (2) James E. Mitchell is a United States citizen and resident of California.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Mitchell Partners, Ltd. used general working capital funds to acquire the additional 5,350 shares of common stock of the Issuer.

        (b) Personal funds of James E. Mitchell have been used to acquire his current holdings of 4,690 shares of common stock of the Issuer in various transactions since 1983. No personal funds of James E. Mitchell were used directly to acquire any shares for his sole account during 1997 to date.

        (c) Neither Mitchell Partners, Ltd. nor James E. Mitchell has used borrowed funds to acquire the subject securities.

        (d) The subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, Ltd. and James E. Mitchell personally through registered broker-dealers. The most recent purchases, on December 24, 1997, again on December 24, 1997 and on January 27, 1998, by Mitchell Partners, Ltd. were for 850 shares, 2,500 shares and 2,000 shares at a price of $2.75 per share.


ITEM 4. PURPOSE OF TRANSACTION.

        All transactions for the purchase or sale of the common stock of the Issuer by both Mitchell Partners, Ltd. and James E. Mitchell were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. Neither Mitchell Partners, Ltd. nor James E. Mitchell has any plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration
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CUSIP No.   609524-10-3         SCHEDULE 13D   Page     5    of     6     Pages
         ---------------------                       --------    --------

pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. Both Mitchell Partners, Ltd. and James E. Mitchell intend to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of business.


ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

        (a)     (1)     Mitchell Partners, Ltd. owns 70,991 shares of common
stock of the Issuer, which equals approximately 4.83% of the total 1,470,286 outstanding shares of common stock of the Issuer.

                (2) James E. Mitchell owns 4,690 shares of common stock of the Issuer, which equals approximately 0.32% of the total 1,470,286 outstanding shares of common stock of the Issuer.

        (b) With respect to all shares of common stock of the Issuer held by either Mitchell Partners, Ltd. or James E. Mitchell, James E. Mitchell has the sole power to vote and the sole power to dispose.

        (c)     (1)     Mitchell Partners, Ltd. acquired 850 shares of common
stock of the Issuer at $2.75 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on December 24, 1997.

                (2) Mitchell Partners, Ltd. acquired 2,500 shares of common stock of the Issuer at $2.75 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on December 24, 1997.

                (3) Mitchell Partners, Ltd. acquired 2,000 shares of common stock of the Issuer at $2.75 per share in a purchase transaction conducted in the ordinary course of business through a registered broker-dealer that closed on January 27, 1998.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of common stock of the Issuer held by Mitchell Partners, Ltd. and James E. Mitchell, respectively.

        (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Neither Mitchell Partners, Ltd. nor James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.
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CUSIP No.   609524-10-3         SCHEDULE 13D   Page     6    of     6     Pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Neither Mitchell Partners, Ltd. nor James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.



SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 1998         Mitchell Partners, Ltd., a California
                                limited partnership


                                By:         /s/ JAMES E. MITCHELL
                                    ---------------------------------------
                                    James E. Mitchell, Sole General Partner



Dated: February 3, 1998         By:         /s/ JAMES E. MITCHELL
                                    ---------------------------------------
                                    James E. Mitchell, Personally